Exhibit 1

The Westpac Group

Interim Financial Report
31 March 2010

Disclosure regarding forward-looking statements

This Interim Financial Report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Interim Financial Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. This Interim Financial Report uses words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results may vary materially from those we expect, depending on the outcome of various factors, including, but are not limited to:

•                  the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity and capital requirements arising in response to the global financial crisis;

•                  continuing impacts of the global financial crisis, including volatile conditions in funding, equity and asset markets;

•                  our ability to successfully integrate St.George into our operations including our ability to realise anticipated synergies and the costs of achieving those synergies;

•                  changes to our credit ratings;

•                  inflation, interest rate, exchange rate, market and monetary fluctuations;

•                  market liquidity and investor confidence;

•                  changes in consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac conducts its operations;

•                  the effects of competition in the geographic and business areas in which Westpac conducts its operations;

•                  the ability to maintain or to increase market share and control expenses;

•                  the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users;

•                  technological changes and risks associated with changes to our technology systems;

•                  demographic changes and changes in political, social or economic conditions in any of the major markets in which Westpac operates;

•                  stability of Australian and international financial systems and disruptions to financial markets and any losses Westpac may experience as a result; and

•                  various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us, refer to the section on ‘Principal risks and uncertainties’ in the Directors’ report. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation, and does not intend, to update any forward-looking statements contained in this Interim Financial Report, whether as a result of new information, future events or otherwise, after the date of this Interim Financial Report.

Web sites

Information contained in or otherwise accessible through the web sites mentioned in this Interim Financial Report does not form part of the report unless we specifically state that the information is incorporated by reference thereby forming part of the report. All references in this report to web sites are inactive textual references and are for information only.

Directors’ report

The Directors of Westpac present their report together with the financial statements of Westpac and its controlled entities (collectively referred to as ‘the Group’) for the half year ended 31 March 2010.

Directors

The names of the Directors of Westpac holding office at any time during, and since the end of, the half year and the period for which each has served as a Director are set out below:

Ted Evans	Chairman since April 2007 and Director since November 2001
Gail Kelly	Managing Director and Chief Executive Officer since February 2008
John Curtis	Deputy Chairman and Director since December 2008
Elizabeth Bryan	Director since November 2006
Gordon Cairns	Director since July 2004
Peter Hawkins	Director since December 2008
Carolyn Hewson	Director since February 2003
Lindsay Maxsted	Director since March 2008
Graham Reaney	Director since December 2008
Peter Wilson	Director since October 2003

Review and results of the Group’s operations during the half year

The net profit of the Group for the half year ended 31 March 2010, after tax and non-controlling interests was $2,875 million, an increase of $700 million or 32% compared to the net profit for the half year ended 31 March 2009 of $2,175 million. Contributing to this increase was an additional six weeks of net profit from St.George during the half year ended 31 March 2010; the half year ended 31 March 2009 included the net profit of St.George from the merger date (which for consolidation purposes was 17 November 2008).

Basic earnings per share for the half year ended 31 March 2010 was 97.5 cents per share compared to 84.3 cents for the half year ended 31 March 2009, with no major equity raisings since early 2009 and only a small increase in shares issued, mostly from the dividend reinvestment plan.

Net interest income increased by $455 million or 8% compared to the half year ended 31 March 2009. The increase was driven by the incremental revenue from St.George as well as strong volume growth, particularly in the Australian mortgage market, improved margins from the Institutional Bank and improved Treasury income.

Non-interest income increased by $39 million compared to the half year ended 31 March 2009. Other than the incremental St.George revenue, the increase in non-interest income was largely driven by growth in wealth management and insurance income due to improvements in equities markets over this period and increases in other income due to the non-recurrence of asset write downs and losses on financial assets held at fair value. Offsetting this was a reduction in fees and commissions, particularly in exception fees, and a decrease in trading income due primarily to lower contributions from foreign exchange as increased competition resulted in reduced volumes and margins.

Operating expenses increased by $263 million or 8% compared to the half ended 31 March 2009. The increase is due mainly to incremental operating expenses related to St.George, the higher amortisation from St.George’s intangibles and merger integration costs.

Impairment charges decreased by $678 million from $1,557 million to $879 million compared to the half year ended 31 March 2009. The substantial decrease in impairment charges reflected an improved operating environment and stabilised credit portfolios, as well as the non-recurrence of a number of substantial single name losses which emerged in the Institutional Bank in the half year ended 31 March 2009.

The effective tax rate decreased to 28% from 29% in the half year ended 31 March 2009, driven primarily by a $106 million write back of a tax provision in the half year ended 31 March 2010 relating to the long standing tax disputes over various New Zealand Structured Finance transactions.

Given the improved earnings, an interim dividend of 65 cents per share has been declared by the Board. The dividend is fully franked. This represents an increase of 16% over the dividend declared for the half year ended 31 March 2009 and a pay-out ratio of 66.7%. In considering the interim dividend, the Board took into account that there still remains a degree of uncertainty over future bank regulatory requirements.

Against this backdrop we have strengthened our capital position and delivered a good financial performance supported by strong volume growth in loans and deposits.

Significant events during the half year ended 31 March 2010

Merger with St.George Bank Limited

On 1 December 2008, Westpac completed its merger with St.George by way of scheme of arrangement. The merger, originally announced on 13 May 2008, was approved by holders of St.George ordinary shares on 13 November 2008 and subsequently approved by the Federal Court of Australia on 17 November 2008. Following 1 December 2008, St.George Bank Limited continued to operate as a wholly-owned Westpac subsidiary. A regulatory condition of the merger was that Westpac and St.George would transition to a single authorised deposit-taking institution (ADI).

On 1 March 2010 Westpac and St.George commenced operating as a single ADI. In conjunction, the legal entity, St.George Bank Limited was deregistered and Westpac became its successor in law. That transition resulted in all St.George assets and liabilities (including all deposits, contracts and debt securities previously issued by St.George Bank Limited) becoming Westpac assets and liabilities. All St.George Bank Limited directly owned subsidiaries are now directly owned by Westpac.

Australian government guarantee scheme

On 7 February 2010, the Australian Government announced that the Guarantee Scheme for Large Deposits and Wholesale Funding (the Guarantee Scheme) would close to new liabilities from 31 March 2010. The Guarantee Scheme, originally announced in October 2008, provided a guarantee facility for deposits of amounts over $1 million and wholesale funding of an eligible ADI, in return for a fee payable by the eligible ADI.

Deposit balances above $1 million covered by the Guarantee Scheme as at 31 March 2010 will be covered until maturity (for term deposits), or until October 2015 (for at call deposits). For at call deposits, the amount covered will be capped at the closing guaranteed amount on 31 March 2010. Deposits and interest payments after this date will only be covered (up to the capped amount) if the guaranteed balance has fallen below the capped amount. For term deposits, interest due after 31 March 2010 will be guaranteed to maturity. Statutory trust accounts will be treated in the same way as other large deposits. Guaranteed wholesale liabilities as at 31 March 2010 will also be guaranteed to the earlier of maturity or five years.

Guarantee Scheme fees based on eligible ADIs’ long term credit rating will continue to apply throughout the period for which the guarantee applies to the respective deposits. ADIs administer this fee on behalf of the Australian Government. At Westpac this fee is calculated daily and paid monthly in arrears. The monthly payment is calculated on the basis of the funds to be guaranteed, multiplied by the Guarantee Scheme fee. The Guarantee Scheme fee applicable to Westpac, based on its current long term rating by Standard and Poor’s of AA, is 70 basis points or (0.70%) per annum. The fee waiver for guaranteed amounts held in statutory trust accounts will continue to apply.

The closure of the Guarantee Scheme does not affect the Financial Claims Scheme (FCS), administered by the Australian Prudential Regulation Authority (APRA), which will continue to provide depositors a free guarantee of deposits up to and including $1 million in eligible ADIs. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to that ADI. The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain of APRA’s financial claims scheme costs connected with the ADI. The levy is imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities. The $1 million FCS cap will be reviewed by the Australian Government in October 2011.

New Zealand government guarantee scheme

Westpac New Zealand Limited (WNZL) opted into the New Zealand deposit guarantee scheme which the New Zealand Government originally announced on 12 October 2008. The scheme was for a two year period from that date. WNZL entered into a Crown Deed of Guarantee on 11 November 2008, which was amended by a Supplemental Deed dated 24 November 2008. The Crown withdrew the original deed in respect of indebtedness incurred on or after 1 January 2010 and entered into a revised deed of guarantee with WNZL dated 16 December 2009. The expiry date of the scheme remains 12 October 2010.

The New Zealand deposit guarantee extends to debt securities issued by WNZL in any currency (which includes deposits and other amounts lent to WNZL), other than debt securities issued to excluded creditors such as financial institutions and related parties of a participating entity. It does not extend to subordinated debt obligations. The debt securities covered by the New Zealand deposit guarantees are limited to an amount of NZ$1 million per creditor per approved institution. Under the original New Zealand  deposit guarantee, WNZL was required to pay a fee of 10 basis points (or 0.1%) on the amounts owing to creditors covered by that guarantee to the extent that amount exceeded NZ$5 billion as at 12 October 2008. A similar additional fee was payable in respect of the position as at 12 October 2009.

On 25 August 2009 the Crown announced an extension of the deposit guarantee scheme. The extension scheme is effectively a new scheme that will commence on 12 October 2010 and end on 31 December 2011. Institutions must re-apply to have a guarantee under the extension scheme. As at the date of this report, WNZL and Westpac Banking Corporation’s New Zealand Branch have not applied for the extension scheme.

On 1 November 2008, the New Zealand Government announced details of a wholesale funding guarantee facility to investment-grade financial institutions that have substantial New Zealand borrowing and lending operations (Facility). The Crown entered into a Crown Wholesale Funding Guarantee Facility Deed with WNZL on 23 February 2009 and has provided a Crown Wholesale Funding Guarantee in respect of WNZL dated the same date. The Facility operated on an opt-in basis, by institution and by instrument. Wholesale funding liabilities of WNZL (which could include amounts guaranteed by WNZL) only have the benefit of the Facility where a Guarantee Eligibility Certificate has been issued in respect of those liabilities. Copies of the Guarantee Eligibility Certificates issued in respect of WNZL obligations are available on the New Zealand Treasury internet site. A guarantee fee is charged for each Guarantee Eligibility Certificate issued under the Facility, differentiated by the credit rating of the issuer of the relevant securities, the term of the security being guaranteed and, in the case of issues with terms of more than one year, between New Zealand dollar and non-New Zealand dollar issues. The maximum term of securities guaranteed is five years.

The Facility closed on 30 April 2010. From that time no new Guarantee Eligibility Certificates will be issued but existing guaranteed liabilities will not be affected. Westpac Banking Corporation’s New Zealand branch did not participate in the scheme.

Further information about the New Zealand deposit guarantee and the Facility may be obtained from WNZL’s General Short Form Disclosure Statement for the three months ended 31 December 2009 and the New Zealand Treasury internet site ‘www.treasury.govt.nz’.

Liquidity

On 17 December 2009 the Basel Committee on Banking Supervision (BCBS) released a consultative document titled International framework for liquidity risk measurement, standards and monitoring. The BCBS intends to release final standards by December 2010, with implementation by national jurisdictions before December 2012.

APRA has indicated that it will release revised liquidity standards for consultation following the finalisation of the BCBS standards. It is expected that APRA will release final standards by December 2011.

A consultation process and Quantitative Impact Study is currently being undertaken by the BCBS and details of the proposed enhanced liquidity requirements may change through that process. Until there is greater clarity regarding the new prudential requirements, any impact on Westpac cannot be determined.

Capital

It is currently anticipated that APRA’s amendments to the methodology for calculating risk-weighted assets for market risk in the bank’s trading book will be implemented from 1 January 2011. The final version of these changes is expected during 2010. It is likely that the new methodology will increase the risk-weighted assets reported for market risk.

On 17 December 2009 the BCBS also released a consultative document titled Strengthening the resilience of the banking sector. New prudential requirements for regulatory capital and the measurement of risk-weighted assets are expected to be released by December 2010, with implementation targeted for the end of 2012. At this stage, it is uncertain how many of the proposed changes in the consultative document will be translated into prudential requirements for banks and for supervisors. Until there is greater clarity, any impact on Westpac cannot be determined.

Further standards are anticipated from the BCBS during 2010, with attention expected to be paid to the prudential requirements for systemically important banks, including Westpac.

Tax developments

The Australian Federal Government commissioned Australia’s Future Tax System Review (the Review) which is a comprehensive review of the Australian taxation system (except GST), chaired by the Secretary to the Treasurer, Dr Ken Henry AC.

On 2 May 2010 the Federal Government released the Review and its initial response. A large proportion of the Review’s 138 recommendations are not dealt with in the Government’s initial response. Of the recommendations addressed in its initial response, the Government recommends reducing the company tax rate to 29% for the 2013-2014 income year and to 28% from the 2014-15 income year (28% for small business by 2012), and the gradual increase of the employers’ compulsory superannuation guarantee from 9% to 12% by 2020. Detail of these proposed reforms, and the Government’s response to the other recommendations, are expected to be released progressively. Until further detail is released, and any changes to the law finalised, any impact on Westpac cannot be determined.

Further regulatory developments

The Australian Federal Government has embarked on a program of regulatory reform which will affect Westpac. This includes:

•                  credit law reform;

•                  the introduction of an unfair contracts regime in relation to contracts with consumers;

•                  margin lending reform;

•                  superannuation changes;

•                  changes to the regulation of the financial planning sector and the provision of financial advice including obligations to promote advisers acting in the best interest of their clients and a prospective ban on remuneration structures perceived to give rise to undue conflicts of interest; and

•                  the introduction of a new regulatory framework for personal property securities.

Westpac continues to review the above developments and will amend its systems, processes and operations to align with regulatory changes as they occur.

Operating model review in New Zealand

Until 1 November 2006, Westpac Banking Corporation (WBC) conducted its banking operations within New Zealand in a branch structure. On that date, and after extensive consultation with the Reserve Bank of New Zealand (RBNZ), Westpac adopted a dual registration operating model including a locally incorporated subsidiary, Westpac New Zealand Limited (WNZL), to conduct its retail and business banking activities in New Zealand, and a branch, Westpac Banking Corporation New Zealand Branch (NZ Branch) to conduct its institutional and financial markets activities. The conditions of registration of each of WNZL and NZ Branch are consistent with these operating model arrangements. In 2008, it became apparent that both WNZL and NZ Branch had been non-compliant with certain of their conditions of registration. Consequently, the RBNZ asked Westpac to review the structure of its operating model in New Zealand to ensure that it is able to sustain durable compliance with the RBNZ’s prudential policies. Accordingly, it was agreed that an independent review would take place, with the terms of reference for the review established through consultation between the RBNZ, WNZL and NZ Branch. The RBNZ, WNZL and WBC have now reached agreement on changes to the operating model and an implementation programme is currently being developed. As a result, there will be a transfer of assets and liabilities from NZ Branch to WNZL with WNZL then assuming most of the lending and deposit-taking activities, and certain other activities, currently conducted by the NZ Branch. The NZ Branch will continue to provide full financial markets functionality to its customers. The new operating model is currently expected to be in place by the end of 2011.

Litigation

New Zealand Commissioner of Inland Revenue

On 23 December 2009, Westpac reached a settlement with the New Zealand Commissioner of Inland Revenue (CIR) of the previously reported proceedings relating to nine structured finance transactions undertaken between 1998 and 2002. Under the settlement, Westpac agreed to pay the CIR 80% of the full amount of primary tax and interest and with no imposition of penalties. All proceedings have been discontinued and the other terms of the settlement are subject to confidentiality. Westpac provided in full for the primary tax and interest claimed by the CIR as part of its 2009 result, and consequently there has been a write back through income tax expense in the half year ended 31 March 2010.

Principal risks and uncertainties

Our business is subject to risks that can adversely impact our business, results of operations, financial condition and future performance. If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and you could lose all, or part, of your investment. You should carefully consider the risks and the other information in this Interim Financial Report and our 2009 Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by changes in regulations and regulatory policy

Compliance risk arises from the regulatory standards that apply to us as a financial institution. All of our businesses are highly regulated in the jurisdictions in which we do business. We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice, as well as meeting our ethical standards. The nature and impact of future changes in such policies are not predictable and are beyond our control.

The recent global financial crisis is leading to changes in regulation in most markets in which we operate, particularly for financial institutions. These changes may include changes in capital adequacy and liquidity. Other changes to prudential requirements, accounting and reporting requirements, tax legislation, regulation relating to remuneration, consumer protection legislation, or changes in the oversight approach of regulators may also occur. It is also possible that governments in jurisdictions in which we do business or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national and systemic stability.

Changes in law, regulations or regulatory policy could adversely affect one or more of our businesses, including limiting our ability to do business, and could require us to incur substantial costs to comply or impact our capital and liquidity requirements. The failure to comply with applicable regulations could result in fines and penalties or limitations on our ability to do business. These costs, expenses and limitations could have a material adverse effect on our business, financial performance or financial condition.

For further information regarding accounting standards refer to the sections ‘Adoption of new and revised accounting policies’, ‘Critical accounting assumptions and estimates’ and ‘Future accounting developments’ in Note 1 to the 2009 Financial Statements in our 2009 Annual Report.

Adverse credit and capital market conditions may significantly affect our ability to meet liquidity needs, adversely affect our access to domestic and international capital markets and increase our cost of funding

Global credit and capital markets have experienced extreme volatility, disruption and decreased liquidity in recent years. While some stability has returned to markets in the last six months, the environment remains volatile. We rely on credit and capital markets to fund our business. As of 31 March 2010, approximately 43% of our total funding originated from domestic and international wholesale markets. As a result of the recent adverse global capital market conditions our funding costs have increased.

A shift in investment preferences of businesses and consumers away from bank deposits toward other asset or investment classes would increase our need for funding from wholesale markets.

The Australian Government withdrew the Australian government guarantee scheme for wholesale funding from 31 March 2010 and the New Zealand Government withdrew its wholesale funding guarantee facility from 30 April 2010. Although Westpac had not utilised either guarantee for new long term funding since January 2010, our continued access to the unguaranteed market is dependent on investor appetite.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit capacity. Even if available, the cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our results of operations, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain funding at acceptable prices.

If Westpac is unable to source appropriate funding, we may be forced to reduce our lending or begin to sell liquid securities. Such actions would adversely impact our business, results of operations, liquidity, capital resources and financial condition.

For a more detailed description of liquidity risk, refer to the section ‘Liquidity Risk’ in our 2009 Annual Report.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength.

In light of the recent difficulties in the banking sector and financial markets, one rating agency has indicated they remain concerned about the level of wholesale funding of the major Australian banks and are waiting for new regulations to be clarified to determine any rating implications.

Moodys has all the major Australian banks, including Westpac, on a negative outlook. A credit rating downgrade could also be driven by the occurrence of one or more of the other risks identified in this section or by other events.

If we fail to maintain our current credit ratings, this would adversely affect our cost of funds and related margins, liquidity, competitive position and our access to capital markets.

A systemic shock in relation to the Australian, New Zealand or global financial systems could have adverse consequences for Westpac that would be difficult to predict and respond to

In the current global economic environment, there is a risk that another major systemic shock could occur that causes a further adverse impact on the Australian, New Zealand or global financial systems. Such an event could have a material adverse effect on financial institutions such as Westpac, including the undermining of confidence in the financial systems, reducing liquidity and impairing access to funding. The nature and consequences of any such event are difficult to predict and there can be no guarantee that we could respond effectively to any such event.

Declines in asset markets could adversely affect our operations or profitability

Declines in Australian, New Zealand and other global asset markets, including equity, property and other asset markets, could adversely affect our operations and profitability.

Declining asset prices impact our wealth management business and other asset holdings. Earnings in our wealth management business are, in part, dependent on asset values, such as the value of securities held or managed. A decline in asset prices could negatively impact the earnings of the division.

Declining asset prices could also impact customers and the value of security we hold against loans which may impact our ability to recover amounts owing to us if customers were to default. It also affects our level of provisioning which in turn impacts on profitability.

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on customer confidence, economic activity, the state of the home lending market and prevailing market interest rates in the countries in which we operate.

We currently conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of business and home lending in these countries. These factors are in turn impacted by both domestic and international economic and political events. The global financial crisis adversely impacted global economic activity which, in turn, impacted the Australian and New Zealand economies. This has led to a slowdown in credit growth and an increase in impaired assets. While activity has improved there is the risk of further declines in economic activity, or recession, in international economies which could affect our financial performance if we operate in those regions or could lead to a similar effect in Australia and New Zealand. Should this occur, our results of operations, liquidity, capital resources and financial condition could be adversely affected.

An increase in defaults under our loan portfolio could adversely affect our results of operations, liquidity, capital resources and financial condition

Credit risk is a significant risk and arises primarily from our lending activities. The risk arises from the likelihood that some customers will be unable to honour their obligations to us, including the repayment of loans and interest. Credit exposures also include our dealings with, and holdings of, debt securities issued by other banks and financial institutions whose conditions may be impacted to varying degrees by recent turmoil in the global financial markets.

We hold collective and individually assessed provisions for impaired assets. As a result of the recent market and economic conditions, we have increased our impairment provisions and, if economic conditions deteriorate, some customers could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such actions would diminish available capital and would adversely affect our results of operations, liquidity, capital resources and financial condition.

For a discussion on our risk management procedures, including the management of credit risk, refer to the section ‘Risk management’ in our 2009 Annual Report.

The withdrawal of the actions implemented by the Australian, New Zealand, United States and other foreign governments and other governmental and regulatory bodies to stabilise financial markets could lead to a recurrence of instability in financial markets, which may adversely affect our business

In response to the global financial crisis stabilising actions were taken by governments and regulatory bodies in Australia, New Zealand, the United States, the United Kingdom, Europe and other jurisdictions. These governments have begun to withdraw these measures.

There can be no assurance as to what effect the withdrawal or modification of stabilising actions will have on financial markets, consumer and investor confidence, or the levels of volatility in financial markets.

In the event of renewed economic deterioration there is no guarantee that governments and regulatory bodies would seek to, or be successful in, stabilising financial markets. Further declines in consumer and investor confidence and continued uncertainty and volatility could materially adversely affect our business, financial condition and results of operations.

We face intense competition in all aspects of our business

We compete, both domestically and internationally, with asset managers, retail and commercial banks, investment banking firms, brokerage firms, and other financial service firms. In addition, the trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power.

If we are unable to compete effectively in our various businesses and markets, our business, results of operations and financial condition would be adversely affected.

For more detail on how we address competitive pressures refer to the section ‘Competition’ in our 2009 Annual Report.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our financial position. In our financial markets trading business, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, commodity prices, credit prices and equity prices. If we were to suffer substantial losses due to any market volatility it may adversely affect our results of operations, liquidity, capital resources and financial condition.

For a discussion of our risk management procedures, including the management of market risk, refer to the section ‘Risk management’ in our 2009 Annual Report.

We could suffer losses due to operational risks or environmental factors

As a financial services organisation we are exposed to a variety of other risks including those resulting from process error, fraud, information technology instability and failure, system failure, security and physical protection, customer services, staff competence, external events (including fire, flood, earthquake or pandemic) that cause material damage, impact on our operations or adversely affect demand for our products and services, and product development and maintenance. Operational risks can directly impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

In addition we and our customers operate businesses and hold assets in a diverse range of geographical locations. Any significant environmental change in any of these locations has the potential to disrupt business activities or affect the value of assets held in the affected locations. For a discussion of our risk management procedures, including the management of operational risk, refer to the section ‘Risk management’ in our 2009 Annual Report.

Technology

Our ability to develop and deliver products and services to our customers is dependent upon technology that requires periodic renewal. We are constantly managing technology projects including projects to consolidate duplicate technology platforms, simplify and enhance our technology and operations environments, improve productivity and provide for a better customer experience. Failure to implement these projects effectively could result in cost overruns, operational instability, or operating technology that could place us at a competitive disadvantage and may adversely affect our results of operations.

Reputational damage could harm our business and prospects

Various issues may give rise to reputational risk and cause harm to our business and our prospects. These issues include appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money laundering laws, trade sanctions legislation, privacy laws, information security policies, sales and trading practices and conduct by companies in which we hold strategic investments. Failure to address these issues appropriately could also give rise to additional legal risk, subject us to regulatory enforcement actions, fines and penalties, or harm our reputation among our customers and our investors in the marketplace.

We could suffer losses if we fail to syndicate or sell down underwritten equity securities

As a financial intermediary we underwrite listed and unlisted equity securities. Equity underwriting activities include the development of solutions for corporate and institutional customers who need equity capital and investor customers who have an appetite for equity-based investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants.

The integration of our operations and those of St.George presents significant challenges that could delay or diminish the anticipated benefits of the merger

There are risks associated with the integration of two organisations of the size of Westpac and St.George. Particular areas of risk include: difficulties or unexpected costs relating to the integration of operating systems and processes; unexpected losses of key personnel; decrease in employee morale; senior management time requirements and distraction from the day to day business; and potential damage to the reputation of brands due to actions from competitors, media and lobby groups in relation to the merger.

If any of these events should occur, or if there are unexpected delays in the integration process, the anticipated benefits of the merger may be delayed, which could have an adverse affect on our results of operations or financial condition.

The merger has resulted in additional concentration risk in the lending books of the combined business

The lending books of each of Westpac and St.George have exposures to a range of clients, assets, industries and geographies which, now that they are combined, has resulted in additional concentration risk, in particular in the commercial property book.

Other risks

Other risks that can adversely impact our performance and our financial position include insurance risk, model risk, business risk and contagion risk. Refer to the ‘Corporate governance’ and ‘Risk management’ sections in our 2009 Annual Report for more information on these risks.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 10 and forms part of this report.

Rounding of amounts

ASIC Class Order 98/100 applies to Westpac and in accordance with that Class Order all amounts have been rounded to the nearest million dollars unless otherwise stated.

Responsibility statement

The Directors of Westpac Banking Corporation confirm that to the best of their knowledge:

(i)             the condensed set of financial statements have been prepared in accordance with AASB 134 Interim Financial Reporting and are in compliance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board; and

(ii)          the Directors’ Report includes a fair review of the information required by the Disclosure and Transparency Rules 4.2.7R of the United Kingdom Financial Services Authority.

Signed in accordance with a resolution of the Board of Directors.

Ted Evans AC Chairman	Gail Kelly Managing Director and Chief Executive Officer

Sydney, Australia
5 May 2010

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

Auditor’s Independence Declaration

As lead auditor for the review of Westpac Banking Corporation for the half year ended 31 March 2010, I declare that to the best of my knowledge and belief, there have been:

a.               no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b.              no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

I.L. Hammond	Sydney, Australia
Partner	5 May 2010
PricewaterhouseCoopers

Liability limited by a scheme approved under Professional Standards Legislation

Consolidated financial statements

Consolidated income statement for the half year ended 31 March 2010

Westpac Banking Corporation and its controlled entities

		Half Year Ended
		31 March	30 September	31 March
		2010	2009	2009
	Note	$m	$m	$m
Interest income		16,133	14,413	16,033
Interest expense		(10,120)	(8,325)	(10,475)
Net interest income		6,013	6,088	5,558
Non-interest income	2	2,568	2,330	2,529
Net operating income before operating expenses and impairment charges		8,581	8,418	8,087
Operating expenses	3	(3,692)	(3,742)	(3,429)
Impairment charges		(879)	(1,681)	(1,557)
Profit before income tax		4,010	2,995	3,101
Income tax expense		(1,103)	(1,694)	(885)
Net profit for the period		2,907	1,301	2,216
Net profit attributable to non-controlling interests		(32)	(30)	(41)
Net profit attributable to owners of Westpac Banking Corporation		2,875	1,271	2,175
Earnings per share (cents)
Basic	5	97.5	43.5	84.3
Diluted	5	95.0	43.1	81.1

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated statement of comprehensive income for the half year ended 31 March 2010

Westpac Banking Corporation and its controlled entities

	Half Year Ended
	31 March	30 September	31 March
	2010	2009	2009
	$m	$m	$m
Net profit for the period	2,907	1,301	2,216
Other comprehensive income:
Gains/(losses) on available-for-sale securities:
Recognised in equity	96	49	(16)
Transferred to income statement	—	(42)	60
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(186)	(286)	(149)
Transferred to income statement	(3)	23	(34)
Defined benefit obligation actuarial gains/(losses) recognised in equity (net of tax)	43	265	(224)
Exchange differences on translation of foreign operations	(71)	(253)	132
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	(26)	1	(16)
Cash flow hedging reserve	56	79	57
Foreign currency translation reserve	9	24	(17)
Other comprehensive income for the period (net of tax)	(82)	(140)	(207)
Total comprehensive income for the period	2,825	1,161	2,009
Attributable to:
Owners of Westpac Banking Corporation	2,793	1,131	1,968
Non-controlling interests	32	30	41
Total comprehensive income for the period	2,825	1,161	2,009

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated financial statements

Consolidated balance sheet as at 31 March 2010

Westpac Banking Corporation and its controlled entities

		As At
		31 March	30 September	31 March
		2010	2009	2009
	Note	$m	$m	$m
Assets
Cash and balances with central banks		4,319	3,272	3,866
Receivables due from other financial institutions		9,642	9,974	12,796
Derivative financial instruments		26,482	33,187	50,877
Trading securities		43,418	43,114	42,279
Other financial assets designated at fair value		3,227	3,063	2,840
Available-for-sale securities		7,375	1,630	2,053
Loans - housing and personal		324,154	300,249	277,205
Loans - business		150,490	163,210	171,667
Life insurance assets		12,393	12,384	10,635
Regulatory deposits with central banks overseas		1,327	766	932
Deferred tax assets		1,831	1,985	1,583
Goodwill and other intangible assets		11,420	11,541	11,594
Property, plant and equipment		881	888	853
Other assets		3,816	4,324	5,050
Total assets		600,775	589,587	594,230
Liabilities
Payables due to other financial institutions		8,299	9,235	11,842
Deposits at fair value		60,030	58,491	56,977
Deposits at amortised cost		275,283	270,965	265,256
Derivative financial instruments		29,830	36,478	50,216
Trading liabilities and other financial liabilities designated at fair value		6,362	10,848	14,405
Debt issues		150,592	131,353	122,685
Acceptances		1,082	1,671	2,424
Current tax liabilities		731	1,932	1,289
Deferred tax liabilities		38	35	—
Life insurance liabilities		11,761	11,737	10,039
Provisions		1,495	1,628	1,335
Other liabilities		7,171	7,505	9,003
Total liabilities excluding loan capital		552,674	541,878	545,471
Loan capital
Subordinated bonds, notes and debentures		6,725	8,127	8,929
Subordinated perpetual notes		426	443	568
Trust Preferred Securities		617	647	855
Stapled Preferred Securities		1,923	1,921	1,919
Total loan capital		9,691	11,138	12,271
Total liabilities		562,365	553,016	557,742
Net assets		38,410	36,571	36,488
Shareholders’ equity
Share capital:
Ordinary share capital		24,414	23,684	23,139
Treasury shares and RSP treasury shares		(188)	(188)	(189)
Reserves		(102)	(56)	319
Retained profits		12,353	11,197	11,287
Total equity attributable to Westpac Banking Corporation		36,477	34,637	34,556
Non-controlling interests		1,933	1,934	1,932
Total shareholders’ equity		38,410	36,571	36,488
Contingent liabilities, contingent assets and credit commitments	8

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity for the half year ended 31 March 2010

Westpac Banking Corporation and its controlled entities

		Half Year Ended
		31 March	30 September	31 March
		2010	2009	2009
	Note	$m	$m	$m
Share capital
Balance as at beginning of period		23,496	22,950	6,593
Transactions with owners:
Shares issued:
Under dividend reinvestment plan	6	696	538	477
DRP Underwriting Agreement		—	—	887
Under option and share right schemes		37	8	2
St.George Merger		—	—	12,123
Institutional placement		—	—	2,465
Share Purchase Plan		—	—	440
Final settlement of Hastings Funds Management Limited acquisition		—	—	9
Shares purchased for delivery upon exercise of options and share rights (net of tax)		(3)	(1)	(8)
Disposal/(acquisition) of treasury shares		—	1	(27)
Acquisition of RSP treasury shares		—	—	(11)
Balance as at period end		24,226	23,496	22,950
Share-based payment reserve
Balance as at beginning of period		420	392	346
Current period movement due to transactions with employees		72	28	46
Balance as at period end		492	420	392
Available-for-sale securities reserve
Balance as at beginning of period		66	56	28
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value		96	49	(16)
Exchange differences		7	2	—
Income tax effect		(26)	(13)	3
Transferred to income statements		—	(42)	60
Income tax effect		—	14	(19)
Balance as at period end		143	66	56
Cash flow hedging reserve
Balance as at beginning of period		(371)	(187)	(61)
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value		(186)	(286)	(149)
Income tax effect		55	87	47
Transferred to income statements		(3)	23	(34)
Income tax effect		1	(8)	10
Balance as at period end		(504)	(371)	(187)
Foreign currency translation reserve
Balance as at beginning of period		(171)	58	(57)
Current period movement due to changes in other comprehensive income:
Exchange differences on translation of foreign operations		(71)	(253)	132
Tax on foreign currency translation adjustment		9	24	(17)
Balance as at period end		(233)	(171)	58
Total reserves		(102)	(56)	319
Retained profits
Balance as at beginning of period		11,197	11,287	10,698
Current period movement due to changes in comprehensive income:
Actuarial gains/(losses) on defined benefit obligations (net of tax)		43	265	(224)
Profit attributable to owners of Westpac Banking Corporation		2,875	1,271	2,175
Transactions with owners:
Final dividend		(1,762)	—	(1,362)
Interim dividend		—	(1,626)	—
Balance as at period end		12,353	11,197	11,287
Total comprehensive income attributable to non-controlling interests		32	30	41
Total comprehensive income attributable to owners of Westpac Banking Corporation		2,793	1,131	1,968
Total comprehensive income for the period		2,825	1,161	2,009

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated financial statements

Consolidated cash flow statement for the half year ended 31 March 2010

Westpac Banking Corporation and its controlled entities

	Half Year Ended
	31 March	30 September	31 March
	2010	2009	2009
	$m	$m	$m
Cash flows from operating activities
Interest received	15,586	14,738	16,024
Interest paid	(9,167)	(9,533)	(9,616)
Dividends received excluding life business	9	11	10
Other non-interest income received	2,014	1,819	1,756
Operating expenses paid	(3,279)	(3,221)	(2,029)
Net (increase)/decrease in trading and fair value assets	(964)	(2,529)	14,957
Net decrease in trading and fair value liabilities	(4,419)	(3,515)	(9,589)
Net (increase)/decrease in derivative financial instruments	(3,827)	(4,686)	19,686
Income tax paid excluding life business	(2,073)	(989)	(357)
Life business:
Receipts from policyholders and customers	1,127	1,381	1,298
Interest and other items of similar nature	19	2	27
Dividends received	183	297	192
Payments to policyholders and suppliers	(1,319)	(1,374)	(1,358)
Income tax paid	(174)	(22)	(43)
Net cash (used in)/provided by operating activities	(6,284)	(7,621)	30,958
Cash flows from investing activities
Proceeds from available-for-sale securities	735	2,430	2,987
Purchase of available-for-sale securities	(6,417)	(2,187)	(1,084)
Net (increase)/decrease in:
Receivables due from other financial institutions	57	757	1,819
Loans	(15,001)	(18,821)	(16,524)
Life insurance assets	10	(50)	17
Regulatory deposits with central banks overseas	(600)	(68)	98
Other assets	424	(6,741)	2,994
Purchase of computer software	(144)	(156)	(139)
Purchase of property, plant and equipment	(101)	(168)	(117)
Proceeds from disposal of property, plant and equipment	—	19	—
Merger with St.George net of transaction costs	—	(4)	378
Net cash used in investing activities	(21,037)	(24,989)	(9,571)
Cash flows from financing activities
Issue of loan capital (net of issue costs)	—	—	897
Redemption of loan capital	(1,141)	—	(1,869)
Proceeds from share placement and share purchase plan	—	—	2,890
Proceeds from exercise of employee options	36	8	2
Purchase of shares on exercise of employee options and rights	(5)	—	(10)
Net increase/(decrease) in:
Payables due to other financial institutions	(689)	(1,627)	(10,935)
Deposits	8,373	11,875	8,552
Debt issues	24,197	22,784	(19,457)
Other liabilities	(1,247)	149	(1,617)
Purchase of treasury shares	(6)	(6)	(35)
Sale of treasury shares	7	7	—
Payment of dividends — Westpac shareholders	(1,066)	(1,086)	(887)
Proceeds from DRP Underwriting Agreement	—	—	887
Payments of dividends — former St.George shareholders	—	—	(708)
Payment of distributions to non-controlling interests	(36)	(31)	(40)
Net cash provided by/(used in) financing activities	28,423	32,073	(22,330)
Net increase/(decrease) in cash and cash equivalents	1,102	(537)	(943)
Effect of exchange rate changes on cash and cash equivalents	(55)	(57)	—
Cash and cash equivalents as at the beginning of the period	3,272	3,866	4,809
Cash and cash equivalents as at the end of the period	4,319	3,272	3,866

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Details of the reconciliation of net cash provided by operating activities to net profit attributable to owners of Westpac Banking Corporation are provided in Note 9.

Note 1. Basis of preparation of Interim Financial Report

This general purpose Interim Financial Report for the half year ended 31 March 2010 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The Interim Financial Report does not include all the notes of the type normally included in an annual financial report. Accordingly, this interim report is to be read in conjunction with the annual report for the year ended 30 September 2009 and any relevant public announcements made by Westpac during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the Australian Securities Exchange (ASX) Listing Rules.

The Interim Financial Report complies with current Australian Accounting Standards, which consist of Australian equivalents to International Financial Reporting Standards (AIFRS) as they relate to Interim Financial Reports.

The accounting policies and methods of computation adopted in this Interim Financial Report are the same as those in the previous financial year and corresponding interim reporting period, unless specifically noted.

These consolidated financial statements also comply with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

The consolidated Interim Financial Report was authorised for issue by the Board of Directors on 5 May 2010.

ASIC Class Order 98/100 applies to Westpac, and in accordance with that Class Order all amounts have been rounded to the nearest million dollars unless otherwise stated.

Comparative revisions

Comparative information has been revised where appropriate to enhance comparability. The changes outlined below have had no impact on total assets, total liabilities and net profit. Comparative revisions made in the current Interim Financial Report include:

•                  the reclassification of $190 million from interest income to interest expense in the half year ended 31 March 2009;

•                  the reclassification of $54 million from trading income to fees and commission in the half year ended 31 March 2009;

•                  the new accounting standard AASB 8 Operating Segments (AASB 8) that was adopted with effect from 1 October 2009. Comparative information has been revised as required by the new standard; and

•                  the reclassification of bank held certificates of deposits between Receivables due from other financial institutions and Trading securities. The revisions made to the comparative period balance sheets are presented in the table below. Associated changes have been made to the cash flow statement.

	30 September 2009			31 March 2009
	Previously	Increase/ (Decreased)	Revised	Previously	Increase/ (Decreased)	Revised
	$m	$m	$m	$m	$m	$m
Receivables due from other financial institutions	18,309	(8,335)	9,974	24,494	(11,698)	12,796
Trading securities	34,779	8,335	43,114	30,581	11,698	42,279

Changes in accounting policies

As a result of the new and revised accounting standards which became operative for the annual reporting period commencing 1 October 2009, the following standards, interpretations and amendments have been adopted in the 2010 financial year:

The revised AASB 3 Business Combinations, amended AASB 127 Consolidated and Separate Financial Statements (AASB 127) and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127 — March 2008 were adopted with effect from 1 October 2009 and therefore were not applicable in accounting for the merger with St.George. The revisions to the standards apply prospectively to business combinations. The main changes under the standards are that:

•                  acquisition related costs are recognised as an expense in the income statement in the period they are incurred;

•                  earn-outs and contingent considerations will be measured at fair value at the acquisition date, however remeasurement in the future will be recognised in the income statement;

•                  step acquisitions, impacting equity interests held prior to control being obtained, are remeasured to fair value, with gains and losses being recognised in the income statement. Similarly where control is lost, any difference between the fair value of the residual holding and its carrying value is recognised in the income statement; and

•                  while control is retained, transactions with non-controlling interests would be treated as equity transactions.

Notes to the consolidated financial statements

Note 1. Basis of preparation of Interim Financial Report (continued)

The revised AASB 101 Presentation of Financial Statements (AASB 101), AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101 — September 2007 and AASB 2007-10 Further Amendments to Australian Accounting Standards arising from AASB 101 were adopted with effect from 1 October 2009. The amendments affect the presentation of owner changes in equity and of comprehensive income. They do not change the recognition, measurement or disclosure of specific transactions and events required by other standards. Comparative information in these new disclosures has been presented so that it is also in conformity with the revised standard.

The following standards are applicable to the Group and have been assessed as not having a material impact on the Group:

AASB 2008-1 Amendments to Australian Accounting Standards — Share based Payments: Vesting Conditions and Cancellations was adopted with effect from 1 October 2009. It clarifies for share-based payments that vesting conditions include only service conditions and performance conditions. It also amends the definition of performance conditions to require the completion of a service period in addition to specified performance targets and to specify that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

AASB 2008-7 Amendments to Australian Accounting Standards — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate — July 2008 was adopted with effect from 1 October 2009 and removes the definition of the cost method from AASB 127. All dividends received from investments in the subsidiary, jointly controlled entities or associates will be recognised as income in the separate financial statements of the investor even if they are paid out of pre-acquisition profits. It also amends AASB 136 Impairment of Assets to include the recognition of a dividend on a subsidiary entity as a potential indication of impairment.

AASB 2008-8 Amendments to Australian Accounting Standards — Eligible Hedged Items — August 2008 was adopted with effect from 1 October 2009 and provides clarification on the application of hedge accounting in certain circumstances.

AASB 2009-2 Amendments to Australian Accounting Standards — Improving Disclosures about Financial Instruments — April 2009 was adopted with effect from 1 October 2009 and requires enhanced disclosures for financial instruments regarding fair value measurement and liquidity risk.

Future developments in accounting policies

The following new standards and interpretations have been issued, but are not yet effective and have not been early adopted by the Group:

AASB 9 Financial Instruments (Part 1: Classification and Measurement) was issued by the Australian Accounting Standards Board in December 2009. If the standard is not early adopted it will be effective for the 30 September 2014 financial year end. The major changes under the standard are:

•                  AASB 9 replaces the multiple classification and measurement models in AASB 139 Financial Instruments: Recognition and Measurement with a single model that has two classification categories: amortised cost and fair value;

•                  a financial asset is measured at amortised cost if two criteria are met: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent the payment of principal and interest;

•                  if a financial asset is eligible for amortised cost measurement, an entity can elect to measure it at fair value if it eliminates or significantly reduces an accounting mismatch;

•                  there will be no bifurcation of an embedded derivative where the host is a financial asset;

•                  equity instruments must be measured at fair value however, an entity can elect on initial recognition to present the fair value changes on an equity investment directly in other comprehensive income. There is no subsequent recycling of fair value gains and losses to profit or loss; however dividends from such investments will continue to be recognised in profit and loss; and

•                  if an entity holds a tranche in a waterfall structure it must determine the classification of that tranche by looking through to the assets ultimately underlying that portfolio and assess the credit quality of that tranche compared with the underlying portfolio. If an entity is unable to look through, then the tranche must be measured at fair value.

The standard will impact the classification and measurement of the Group’s financial assets.

AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 - December 2009 was issued in December 2009 and will be applicable when AASB 9 is adopted by the Group. This Accounting Standard gives effect to consequential changes arising from the issuance of AASB 9 on a number of Australian Accounting Standards and Interpretations 10 Interim Financial Reporting and Impairment and 12 Service Concession Arrangements. The adoption of AASB 9 will impact the classification and measurement of the Group financial instruments.

Note 2. Non-interest income

	Half Year Ended
	31 March	30 September	31 March
	2010	2009	2009
	$m	$m	$m
Fees and commissions	1,219	1,281	1,356
Wealth management and insurance income	769	738	630
Trading income	460	289	612
Other income	120	22	(69)
Non-interest income	2,568	2,330	2,529

Note 3. Operating expenses

	Half Year Ended
	31 March	30 September	31 March
	2010	2009	2009
	$m	$m	$m
Salaries and other staff expenses	2,008	1,997	1,809
Equipment and occupancy expenses	520	496	430
Other expenses	1,164	1,249	1,190
Operating expenses	3,692	3,742	3,429

Note 4. Dividends

	Half Year Ended
	31 March	30 September	31 March
	2010	2009	2009
	$m	$m	$m
Recognised amounts
Ordinary dividends
2009 final dividend paid 60 cents per share (2008: 72 cents per share) all fully franked at 30%	1,762	—	1,362
2009 interim dividend paid 56 cents per share fully franked at 30%	—	1,626	—
Total ordinary dividends	1,762	1,626	1,362
Unrecognised amounts
Since the end of the period the directors have determined the payment of the following ordinary dividend:
Ordinary shares 65 cents per share (30 September 2009: 60 cents per share, 31 March 2009: 56 cents per share) all fully franked at 30%	1,931	1,762	1,626

The amount disclosed as ‘recognised’ is the final dividend paid in respect of the previous financial year and the interim dividend paid in the previous financial year.

Notes to the consolidated financial statements

Note 5. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to owners of Westpac by the weighted average number of ordinary shares on issue during the period, excluding the number of ordinary shares purchased by the Group and held as treasury shares and Restricted Share Plan (RSP) treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding and net profit, assuming conversion of all potential dilutive ordinary shares.

	31 March 2010		Half Year Ended 30 September 2009		31 March 2009
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit	2,907	2,907	1,301	1,301	2,216	2,216
Net profit attributable to non-controlling interests	(32)	(32)	(30)	(30)	(41)	(41)
Distribution on RSP treasury shares(1)	(3)	—	(3)	—	(2)	—
2004 TPS distributions	—	11	—	8	—	14
Westpac SPS distributions	—	16	—	14	—	20
Westpac SPS II distributions	—	17	—	16	—	—
2007 convertible notes distributions	—	12	—	11	—	18
Earnings	2,872	2,931	1,268	1,320	2,173	2,227
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	2,960	2,960	2,926	2,926	2,590	2,590
Effect of own shares held	(13)	(13)	(12)	(12)	(11)	(11)
Potential dilutive adjustment:
Exercise of options and vesting of restricted shares	—	8	—	8	—	6
Conversion of 2004 TPS	—	21	—	24	—	43
Conversion of Westpac SPS	—	38	—	42	—	59
Conversion of Westpac SPS II	—	34	—	37	—	—
Conversion of 2007 convertible notes	—	38	—	41	—	58
shares	2,947	3,086	2,914	3,066	2,579	2,745
Earnings per ordinary share (cents)	97.5	95.0	43.5	43.1	84.3	81.1

(1)          While the equity granted to employees remains unvested, RSP treasury shares are deducted from ordinary shares on issue in arriving at the weighted average number of ordinary shares outstanding. Despite the shares being unvested, employees are entitled to dividends and to voting rights on the shares. Consequently, a portion of the profit for the period is allocated to RSP treasury shares to arrive at earnings attributed to ordinary shareholders.

During the half year ended 31 March 2010: 2,807,166 (30 September 2009: 1,244,945; 31 March 2009: 1,079,369) options and share rights were converted to ordinary shares. At 31 March 2010: 16,639,678 (30 September 2009: 18,434,370; 31 March 2009: 20,112,187) options and share rights were outstanding. The diluted earnings per share calculation includes that portion of these options and share rights assumed to be converted for nil consideration.

In determining diluted earnings per share, options with an exercise price (including the grant date fair value that will be expensed in future periods) greater than the average market price over the period have not been included, as these are not considered dilutive.

Note 6. Share capital

The total number of ordinary shares on issue as at 31 March 2010 by Westpac Banking Corporation was 2,976,523,844 (30 September 2009: 2,940,946,145; 31 March 2009: 2,910,561,741), of which 7,517,711 ordinary shares are RSP treasury shares (30 September 2009: 6,039,054; 31 March 2009: 6,371,042) and 6,015,489 ordinary shares are other treasury shares (30 September 2009: 6,092,030; 31 March 2009: 6,386,044).

During the half year ended 31 March 2010, the following ordinary shares were issued:

•                  to equity holders in relation to the Dividend Reinvestment Plan (DRP), 29,495,110 ordinary shares at a price of $23.61;

•                  to eligible staff under the Employee Share Plan, 991,485 ordinary shares issued for nil consideration;

•                  to eligible executives and senior management upon the exercise of performance options under the Westpac Performance Plan, 1,590,204 ordinary shares at an average exercise price of $19.13, upon the exercise of performance share rights, 443,717 ordinary shares for nil consideration and upon the exercise of share rights, 97,078 ordinary shares for nil consideration;

•                  to eligible employees under the Restricted Share Plan (RSP), 2,390,979 ordinary shares for nil consideration;

•                  to the CEO under the Chief Executive Officer Restricted Share Plan, 74,626 ordinary shares for nil consideration; and

•                  to senior officers upon exercise of options under the Senior Officers’ Share Purchase Scheme, 494,500 ordinary shares at an average exercise price of $12.14.

During the half year ended 31 March 2010, 181,667 ordinary shares were purchased on market at an average purchase price of $27.31, upon the exercise of performance share rights for nil consideration under the Chief Executive Securities Agreement 2003.

Note 7. Group segment information

The accounting standard AASB 8 was applied for the first time during the half year ended 31 March 2010. This standard requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing financial performance, including divisional results, Westpac uses a measure of performance referred to as ‘Cash Earnings’. To calculate Cash Earnings Westpac adjusts the statutory results for the items outlined below. This allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.  Three categories of adjustments are made to statutory results to determine Cash Earnings:

•      material items that key decision makers believe do not reflect ongoing operations;

•                  items that are not considered when dividends are recommended, such as the amortisation of intangibles and economic hedging impacts; and

•                  accounting reclassifications between individual line items that do not impact statutory results, such as policy holder tax recoveries.

The basis of segment reporting reflects the management of the business, rather than the legal structure of the Group. The operating segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each operating segment. Inter-segment pricing is determined on an arms length basis.

Reportable operating segments

The business segments are defined by the customers they service and the services they provide:

•                  Westpac Retail and Business Banking is responsible for sales, marketing and customer service for all consumer and small to medium enterprise customers within Australia under the Westpac and RAMS brands;

•                  St.George Bank is responsible for sales, marketing and customer service for our consumer, business and corporate customers in Australia under the St.George brand. It also includes the management and operation of BankSA;

•                  BT Financial Group Australia (BTFG) is Westpac’s wealth management business. BTFG now includes operations under the Asgard, Advance, Licensee Select, Magnitude, BankSA, and Securitor brands. BTFG designs, manufactures and distributes financial products that are designed to help our customers achieve their financial goals by administering, managing and protecting their assets;

•                  Westpac Institutional Bank delivers a broad range of financial services to commercial, corporate, institutional and government customers either based in or with interests in Australia and New Zealand. Customers are supported through Westpac branches and subsidiaries located in Australia, New Zealand, New York, London and Asia;

•                  New Zealand, which provides a full range of retail and commercial banking and wealth management products and services to consumer and business customers throughout New Zealand. New Zealand Banking operates under the Westpac New Zealand, Westpac Life New Zealand and BT New Zealand brands; and

•                  Other Divisions comprise of Pacific Banking, Group Treasury, Product and Operations, Technology and Core Support. The majority of the direct operating expenses of Other are recharged back to the business segments.

Notes to the consolidated financial statements

Note 7. Group segment information (continued)

	Half Year Ended
	31 March 2010
	Westpac
	Retail and		Westpac	BT Financial
	Business	St.George	Institutional	Group	New
	Banking	Bank	Bank	Australia	Zealand	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,572	1,327	916	140	465	623	6,043
Non-interest income	501	287	811	724	134	121	2,578
Total operating income before operating expenses and impairment charges	3,073	1,614	1,727	864	599	744	8,621
Total operating expenses	(1,521)	(602)	(519)	(422)	(294)	(80)	(3,438)
Impairment charges	(302)	(331)	(73)	(5)	(166)	(2)	(879)
Profit before income tax	1,250	681	1,135	437	139	662	4,304
Income tax expense	(377)	(209)	(328)	(132)	(38)	(205)	(1,289)
Non-controlling interests	—	—	—	(4)	(1)	(27)	(32)
Cash Earnings for the period	873	472	807	301	100	430	2,983
Net Cash Earnings adjustments	—	(64)	—	(8)	—	(36)	(108)
Net profit for the period	873	408	807	293	100	394	2,875
Total assets	233,767	132,780	102,968	26,859	39,132	65,269	600,775
Total liabilities	127,569	83,831	88,671	27,470	23,534	211,290	562,365

	Half Year Ended
	30 September 2009
	Westpac
	Retail and		Westpac	BT Financial
	Business	St.George	Institutional	Group	New
	Banking	Bank	Bank	Australia	Zealand	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,533	1,340	880	146	491	653	6,043
Non-interest income	568	331	544	693	154	115	2,405
Total operating income before operating expenses and impairment charges	3,101	1,671	1,424	839	645	768	8,448
Total operating expenses	(1,465)	(605)	(521)	(429)	(301)	(64)	(3,385)
Impairment charges	(327)	(396)	(621)	(10)	(313)	(14)	(1,681)
Profit before income tax	1,309	670	282	400	31	690	3,382
Income tax expense	(391)	(200)	(79)	(120)	(5)	(225)	(1,020)
Non-controlling interests	—	—	—	(2)	—	(28)	(30)
Cash Earnings for the period	918	470	203	278	26	437	2,332
Net Cash Earnings adjustments	—	(65)	—	(9)	—	(987)	(1,061)
Net profit for the period	918	405	203	269	26	(550)	1,271
Total assets	219,624	127,585	114,639	26,085	40,128	61,526	589,587
Total liabilities	123,544	81,876	101,065	25,460	24,015	197,056	553,016

Note 7. Group segment information (continued)

	Half Year Ended
	31 March 2009
	Westpac
	Retail and		Westpac	BT Financial
	Business	St.George	Institutional	Group	New
	Banking	Bank	Bank	Australia	Zealand	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,410	973	881	117	516	493	5,390
Non-interest income	706	258	705	591	178	(11)	2,427
Total operating income before operating expenses and impairment charges	3,116	1,231	1,586	708	694	482	7,817
Total operating expenses	(1,478)	(422)	(490)	(400)	(303)	(56)	(3,149)
Impairment charges	(224)	(151)	(895)	(7)	(153)	(127)	(1,557)
Profit before income tax	1,414	658	201	301	238	299	3,111
Income tax expense	(424)	(198)	(65)	(93)	(68)	(90)	(938)
Non-controlling interests	—	—	—	(2)	(2)	(37)	(41)
Cash Earnings for the period	990	460	136	206	168	172	2,132
Net Cash Earnings adjustments	—	(48)	—	(6)	—	97	43
Net profit for the period(1)	990	412	136	200	168	269	2,175
Total assets(2)	203,851	118,253	132,718	24,315	40,102	75,006	594,245
Total liabilities	117,812	79,054	107,718	24,790	23,608	204,760	557,742

(1)          Amounts presented in the table above differ to those published in the 31 March 2009 Interim Financial Report. Revisions were made for changes to the transfer pricing methodology applied to St.George, aligning this to the Group’s approach; as well as the transfer of revenue from St.George to BTFG associated with Asgard deposit management business.

(2)          Amounts presented in the table above differ to those published in the 31 March 2009 Interim Financial Report as the disclosure of the allocation of goodwill arising from the merger of St.George was provisional at that time. The final acquisition accounting was not materially different to the provisional accounting and therefore the financial statements have not otherwise been revised.

Reconciliation of Cash Earnings to Net Profit

	Half Year Ended	Half Year Ended	Half Year Ended
	31 March 2010	30 September 2009	31 March 2009
Cash Earnings for the period	2,983	2,332	2,132
Cash Earnings adjustments:
Hybrid instruments(1)	(11)	(101)	106
Treasury shares(2)	(10)	(36)	4
Ineffective hedges(3)	9	(9)	5
Merger transaction and integration expenses(4)	(106)	(144)	(90)
Fair value gain/(loss) on economic hedges(5)	(24)	(1)	8
Amortisation of intangible assets(6)	(72)	(74)	(54)
NZ structured finance transactions(7)	106	(703)	—
Short-term wholesale funding and deposits(8)	—	38	118
Other non-statutory adjustments(9)	—	(31)	(54)
Net Cash Earnings adjustments	(108)	(1,061)	43
Net profit for the period	2,875	1,271	2,175

(1)          Adjustment for economic hedges, including associated tax effects impacting the Foreign Currency Translation Reserve, relating to hybrid instruments classified as non-controlling interests. The hybrid instrument is not fair valued, however, the hedge is fair valued and therefore there is a mismatch in the timing of income recognition in the statutory results. The mismatch is added back in deriving Cash Earnings as it does not affect the Group’s profits over time.

(2)          Under AIFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in deriving income.

(3)          The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or (loss) arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time.

(4)          As a result of the merger with St.George, we have incurred and will continue to incur transaction and integration expenses expected over a three year period. As these expenses are incurred they are being treated as Cash Earnings adjustments as they do not impact the earnings we expect St.George to generate following the integration period.

Notes to the consolidated financial statements

Note 7. Group segment information (continued)

(5)          Fair value gain/(loss) on other economic hedges (which do not qualify for hedge accounting under AIFRS) comprises:

•                  the unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings in the current period as they may potentially create a material timing difference on reported earnings but do not affect the Group’s profits over the life of the hedge;

•                  the unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings in the current period as they may potentially create a material timing difference on reported earnings but do not affect the Group’s profits over the life of the hedge; and

•                  the unrealised fair value gains/(losses) on cross currency swaps hedging accrual accounted term funding transactions are reversed in deriving Cash Earnings in the current period as they may potentially create a material timing difference on reported earnings but do not affect the Group’s profits over the life of the hedge.

(6)          The merger with St.George resulted in the recognition of core deposit intangibles and relationship intangible assets that will be amortised over their useful lives ranging between 5 and 9 years. The amortisation of intangible assets (excluding software) is reversed in determining Cash Earnings because it is a non-cash item and does not affect the amount of cash the Group has available to pay dividends to shareholders.

(7)          In half year ended 30 September 2009, the Group increased tax provisioning by $703 million with respect to New Zealand structured finance transactions entered into between 1998 and 2002. That increase in the provision followed the High Court in New Zealand finding in favour of the New Zealand Commissioner of Inland Revenue (CIR) in proceedings where Westpac challenged amended tax assessments in relation to these transactions. Due to the significant size and historical nature of the issue, it has been treated as a Cash Earnings adjustment. In the half year ended 31 March 2010, the Group reached a settlement with the CIR by agreeing to pay 80% of the full amount of primary tax and interest. The reversal of tax provision of $106 million in the half year ended 31 March 2010 has also been treated as a Cash Earnings adjustment.

(8)          The deposit and short-term wholesale funding fair value adjustment associated with the accounting for the merger with St.George was fully amortised during the year ended 30 September 2009 reflecting the contractual maturity of the deposits and borrowings and increased net interest income by $55 million ($38 million after tax) in half year ended 30 September 2009 and $168 million ($118 million after tax) in half year ended 31 March 2009. Due to the significant size and short-term nature of this adjustment, it has been treated as a Cash Earnings adjustment.

(9)          The Group recognised a provision of $121 million ($85 million after tax) with respect to long-standing legal proceedings, where a judgment was received during the half year ended 31 March 2009 with subsequent clarification of the judgment received during the half year ended 30 September 2009. This was treated as a Cash Earnings adjustment due to its size and historical nature of the proceedings.

Note 8. Contingent liabilities, contingent assets and credit commitments

The Group is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers and to manage its own risk profile. These financial instruments include commitments to extend credit, financial guarantees, standby letters of credit and underwriting facilities.

The Group’s exposure to credit loss in the event of non-performance by the other party to such financial instruments is represented by the contract or notional amount of those instruments. However, some commitments to extend credit and provide underwriting facilities can be cancelled or revoked at any time at the Group’s option.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Group takes collateral where it is considered necessary to support, both on and off-balance sheet financial instruments with credit risk. The Group evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management’s credit evaluation of the counterparty.

Off-balance sheet credit-risk related financial instruments are as follows:

	Contract or Notional Amount
	31 March	30 September	31 March
	2010	2009	2009
Credit-risk related instruments
Standby letters of credit and financial guarantees(1)	4,811	4,980	5,487
Trade letters of credit(2)	1,161	1,055	1,019
Non-financial guarantees(3)	7,457	6,788	7,026
Commitments to extend credit:
Residual maturity less than one year(4)	54,936	56,788	56,758
Residual maturity one year or more(4)	70,323	70,507	76,535
Other commitments(5)	1,580	2,370	1,922
Total credit-risk-related instruments	140,268	142,488	148,747

(1)          Includes $2.1 billion (30 September 2009: $2.2 billion, 31 March 2009: $2.3 billion) of cash collateralised guarantees.

(2)          Import trade letters of credit are supported by an underlying shipment and export trade letters are backed by a confirmatory letter from another bank.

(3)          Non-financial guarantees include letters of credit and obligations backing the performance of commercial contracts.

(4)          Undrawn commitment for external securitised loans of $1.8 billion (30 September 2009: $2.0 billion, 31 March 2009: $1.8 billion) is included in commitments to extend credit. In addition to the commercial commitments disclosed above at 31 March 2010, the Group offered $5.5 billion (30 September 2009: $6.5 billion, 31 March 2009: $6.3 billion) of facilities to customers, which had not yet been accepted.

(5)          Other commitments include underwriter facilities and commitments with certain drawdowns.

Contingent assets

The credit commitments shown in the above table also constitute contingent assets. These commitments would be classified as loans and other assets in the balance sheet on the contingent event eventuating.

Additional liabilities and commitments

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

On 23 December 2009, Westpac reached a settlement with the New Zealand Commissioner of Inland Revenue (CIR) of the previously reported proceedings relating to nine structured finance transactions undertaken between 1998 and 2002. Under the settlement, Westpac agreed to pay the CIR 80% of the full amount of primary tax and interest with no imposition of penalties. All proceedings have been discontinued and the other terms of the settlement are subject to confidentiality.

Westpac provided in full for the primary tax and interest claimed by the CIR as part of its 2009 result, and consequently there has been a write back through income tax expense in the half year ended 31 March 2010.

Westpac is one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009. Westpac, along with the other defendant banks, was found liable to repay its share of the monies received from the Bell Group plus interest. Westpac is entitled to prove in the liquidation of the Bell Group but the amount of its recovery, although anticipated to be considerable, is uncertain at this stage. Before allowance is made for recoveries of money in the liquidation, Westpac’s liability is approximately $188 million after taking into account its arrangements with the other banks. The banks have appealed the decision. No further information is disclosed due to the sensitive nature of this matter.

Notes to the consolidated financial statements

Note 8. Contingent liabilities, contingent assets and credit commitments (continued)

Liquidity support

Westpac is a participant to the Interbank Deposit Agreement along with three other Australian banks. In accordance with the Interbank Deposit Agreement, a deposit notice may be served upon the other participants by a bank which is experiencing liquidity problems. The other participants are then required to deposit equal amounts of up to $2 billion each for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

Note 9. Note to the cash flow statements

Reconciliation of net cash (used in)/provided by operating activities to net profit for the period:

	Half Year Ended
	31 March	30 September	31 March
	2010	2009	2009
	$m	$m	$m
Reconciliation of net cash (used in)/provided by operating activities to net profit
Net profit	2,907	1,301	2,216
Adjustments:
Depreciation and amortisation	342	353	257
(Decrease)/increase in sundry provisions and other non-cash items	(500)	(59)	494
Impairment charges	900	1,712	1,575
(Decrease)/Increase in derivative financial instruments	(3,827)	(4,686)	19,686
(Increase)/decrease in trading securities	(964)	(2,529)	14,957
Decrease in trading and fair value liabilities	(4,419)	(3,515)	(9,589)
(Increase)/decrease in accrued interest receivable	(532)	137	208
Increase/(decrease) in accrued interest payable	953	(1,018)	669
(Increase)/decrease in current and deferred tax	(1,144)	683	485
Net cash (used in)/provided by operating activities	(6,284)	(7,621)	30,958
Detail of assets and liabilities of controlled entities and businesses acquired (1)
Total assets (financial and tangible)	—	57	147,882
Identifiable intangible assets	—	—	2,493
Total liabilities	—	(72)	(144,773)
Fair value of identifiable net assets acquired	—	(15)	5,602
Goodwill	—	15	6,147
Shares issued	—	4	(12,120)
Non-controlling interests	—	—	(7)
Cash paid/(acquired) (net of transaction costs)	—	4	(378)

(1)   Details of assets and liabilities recognised by the Group due to the merger with St.George are set out in Note 10.

Note 10. Merger with St.George Bank Limited

On 1 December 2008, Westpac completed its merger with St.George Bank Limited by way of a scheme of arrangement. This merger, originally announced on 13 May 2008, was approved by holders of St.George ordinary shares on 13 November 2008 and subsequently approved by the Federal Court of Australia on 17 November 2008. For consolidation purposes, the transaction is considered to be effective from 17 November 2008. Westpac obtained 100% of the ordinary shares in St.George for $12,165 million, satisfied by $49 million in cash (including transaction costs of $45 million and net costs of $4 million for the on market purchase of Westpac ordinary shares to replace existing St.George employee share based payment arrangements) and the issue of approximately 743 million Westpac ordinary shares at a fair value of $16.32 per share, based on the closing price of Westpac ordinary shares on the ASX on 17 November 2008. The cost of the merger includes directly attributable costs including consultancy, legal, accounting and other professional fees.

The principal activities of St.George Bank Limited were the provision of retail mortgages, business lending, wealth management and retail banking services.

Goodwill arose in the business combination as the difference between the consideration paid and the fair value of net assets, identifiable intangible assets and contingent liabilities acquired. The goodwill balance is attributed to the skills and talent of the St.George workforce, the benefit of expected head office and operational synergies, revenue growth and future market developments. These benefits are not recognised separately from goodwill as the future economic benefits arising from them cannot be measured reliably or they are not capable of being separated from the Group and sold, transferred, licensed, rented or exchanged either individually or together with any related contracts.

Following the redemption of St.George’s hybrid instruments, namely the St.George CPS, St.George CPS II and St.George SPS, on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. This will result in the resetting of the tax bases of certain St.George assets as of that date. Although the required tax valuations and calculations have been substantially completed, no adjustments have been made to reset the tax bases of St.George’s assets as there are questions of interpretation of the relevant tax legislation. When these questions of interpretation are resolved there may be material favourable adjustments to certain deferred tax balances recognised by the Group with corresponding adjustments to the reported results of the Group.

During the period 18 November 2008 to 31 March 2009, St.George Bank Limited contributed $430 million to the consolidated net profit for the half year ended 31 March 2009 (half year ended 30 September 2009: $541 million).

If the merger had occurred on 1 October 2008, Group revenue would have been $20,035 million and net profit would have been $2,356 million for the half year ended 31 March 2009. This pro-forma financial information uses St.George data for the half year ended 31 March 2009 and represents the historical operating results of St.George, reported in accordance with their pre-merger accounting policies.

Details of the purchase consideration are set out below:

$m
Fair value of 743 million Westpac ordinary shares issued in exchange for St.George ordinary shares(1)	12,116
Fair value of Westpac restricted and unrestricted shares issued to St.George employees in exchange for existing share based instruments held by them	4
Direct costs relating to the merger	45
Total purchase consideration	12,165

(1)       Excluding the fair value of $3 million of shares issued to an employee share trust controlled by St.George.

Notes to the consolidated financial statements

Note 10. Merger with St.George Bank Limited (continued)

Details of the fair value of the identifiable assets and liabilities acquired and goodwill at 17 November 2008 are set out below:

	Pre-acquisition	Recognised
	Carrying	Values on
	Amount(1)	Acquisition(1)
	$m	$m
Assets
Cash and balances with central banks	423	423
Receivables due from other financial institutions	10,357	10,357
Derivative financial instruments	7,155	7,155
Trading securities	6,702	6,702
Available-for-sale-securities	2,410	2,250
Loans	120,889	120,192
Life insurance assets	59	59
Goodwill (pre-merger)	1,186	—
Intangible assets excluding goodwill:
Core deposit intangible	—	1,494
Brand names	—	636
Distribution relationships financial planners	—	191
Customer relationships credit cards	—	89
Software	190	83
Property, plant and equipment	337	321
Current tax assets	63	63
Deferred tax assets	249	—
Other assets	851	840
Total assets	150,871	150,855
Liabilities
Payables due to other financial institutions	5,756	5,756
Deposits at amortised cost	84,540	84,754
Derivative financial instruments	3,322	3,314
Other trading liabilities and other financial liabilities designated at fair value	6,829	6,838
Debt issues	35,287	34,579
Acceptances	3,009	3,009
Deferred tax liabilities	—	124
Life insurance policy liabilities	38	38
Provision for distributions on ordinary shares and hybrids	718	718
Other provisions	291	298
Other liabilities	1,471	1,653
Total liabilities (excluding loan capital)	141,261	141,081
Loan capital
Subordinated bonds, notes, and debentures(2)	3,397	3,764
Total loan capital	3,397	3,764
Total liabilities and loan capital	144,658	144,845
Net assets	6,213	6,010
Non-controlling interests		(7)
Net identifiable assets and liabilities attributable to Westpac Banking Corporation		6,003
Goodwill		6,162

(1)

Amounts presented in the table above differ to those published in the 31 March 2009 Interim Financial Report as the disclosure at that time was provisional. The final acquisition accounting was not materially different to the provisional accounting and therefore the financial statements have not otherwise been revised.

(2)

In addition to the fair value of St.George loan capital, the recognised value on acquisition also includes the reclassification of St.George SAINTS ($350 million) and SPS ($150 million) hybrid instruments that were previously included as part of St.George shareholders’ equity.

Note 11. Events subsequent to balance date

No matter or circumstance has arisen since half year ended 31 March 2010 which is not otherwise dealt with in this Interim Financial Report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

Statutory statements

Directors’ declaration

In the Directors’ opinion:

a.	the consolidated financial statements and notes set out on pages 11 to 28 are in accordance with the Corporations Act 2001, including that they:
(i)	comply with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(ii)

give a true and fair view of the Group’s financial position as at 31 March 2010 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half year ended on that date; and

b.	there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Ted Evans AC Chairman	Gail Kelly Managing Director and Chief Executive Officer

Sydney, Australia
5 May 2010

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

Independent auditor’s review report to the members of Westpac Banking Corporation

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial statements of Westpac Banking Corporation, which comprise the balance sheet as at 31 March 2010 and the income statement, the statement of other comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, other selected explanatory notes and the directors’ declaration for the Westpac Banking Corporation Group (the consolidated entity). The consolidated entity comprises both Westpac Banking Corporation (Westpac) and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the Westpac are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state that the consolidated financial statements comply with IAS 34 Interim Financial Reporting.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 March 2010 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Westpac Banking Corporation, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Westpac Banking Corporation:

a.	is not in accordance with the Corporations Act 2001 including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 31 March 2010 and of its performance for the half-year ended on that date; and
(ii)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

b.	does not comply with IAS 34 Interim Financial Reporting as disclosed in Note 1.

PricewaterhouseCoopers

I.L. Hammond Partner	Sydney, Australia 5 May 2010

Liability limited by a scheme approved under Professional Standards Legislation.